
May 9, 2012

Via E-mail
Neil I. Salmon
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

>   **Re: Innophos Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 2, 2012**
>   **Response dated May 2, 2012**
>   **File No. 1-33124**

Dear Mr. Salmon:

We have reviewed your response letter dated May 2, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

14. Segment Reporting, page 16

1. We note your response to comment 13 in our letter dated April 24, 2012. It remains unclear why there is no reconciling item from reportable segment sales to total consolidated sales. In this regard, your stated revenue recognition policy for your consolidated financial statements is that sales are recognized when delivery has occurred. However, you state that sales for your segment reporting is on a ship-from basis, which appears to occur prior to your stated revenue recognition policy. Please provide us with a more comprehensive explanation as to how these two different recognition points do not result in a timing difference necessitating an adjustment from segment reporting to consolidated sales.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18
Liquidity and Capital Resources, page 22

2. We note the analysis provided for the increase in accounts receivable balances in response to comment 6 in our letter dated April 24, 2012. Specifically, you note that the increase in accounts receivable balances is due to $19 million of GTSP sales near the end of the quarter, which were collected at the beginning of April 2012. We further note that the export market sales did not impact the increase in accounts receivables. However, we note that accounts receivable balances as a percentage of quarterly sales continues to be at an elevated level – 51.5% as of March 31, 2012; 50% as of December 31, 2011; 43.8% as of March 31, 2011; and 38.9% as of December 31, 2010. As such, we continue to request that you provide investors with a more comprehensive analysis of the material factors negatively impacting your accounts receivable balances. For example, please quantify the amount related to export market sales with collection terms that are 30 – 45 days longer than your normal collection terms along with quantifying the change in the aging of your accounts receivable, net (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days). Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

3. We note the additional disclosures you provided in response to comment 5 in our letter dated April 24, 2012, including the qualifying language regarding your conclusion that it is not your current plan to repatriate cash and cash equivalents held outside of the United States to fund the United States operations. Please expand upon your disclosure in future filings to clarify that in the event that you do repatriate cash and cash equivalents held outside of the United States, you would be required to accrue and pay United States taxes to repatriate these funds.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief